                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                     FORM 11-K



      X          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
-------------    EXCHANGE ACT OF 1934

                 FOR THE YEAR ENDED DECEMBER 31, 1996

-------------    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from _______ to _______

                 Commission file number _______________

a. Full title of the plan and the address of the plan, if different from that of the insurer named below:

                     BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                             INCENTIVE INVESTMENT PLAN

b. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           BAXTER INTERNATIONAL INC.
                              ONE BAXTER PARKWAY
                           DEERFIELD, ILLINOIS 60015
                                (847) 948-2000

                             BAXTER INTERNATIONAL INC.
                                   AND SUBSIDIARIES
                             INCENTIVE INVESTMENT PLAN

                               FINANCIAL STATEMENTS AND
                                ADDITIONAL INFORMATION

                              DECEMBER 31, 1996 AND 1995

                       BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                              INCENTIVE INVESTMENT PLAN

                            INDEX TO FINANCIAL STATEMENTS
                              AND ADDITIONAL INFORMATION



                                                                          PAGE

Financial Statements:

    Report of Independent Accountants                                       1

    Statement of Net Assets Available for
         Benefits with Fund Information as of
         December 31, 1996 and 1995                                         2-3

    Statement of Changes in Net Assets Available
         for Benefits with Fund Information for the
         years ended December 31, 1996 and 1995                             4-5

Notes to Financial Statements                                               6-9

Additional Information:*

    Schedule I: Schedule of Assets Held for Investment Purposes as of December 31, 1996
    Schedule II: Series of Transactions Involving an Amount in Excess of Five
                 Percent of the Current Value of Assets for the year ended December 31, 1996


*Other Schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                          REPORT OF INDEPENDENT ACCOUNTANTS


June 26, 1997

To the Administrative Committee of
  the Baxter International Inc. and
  Subsidiaries Incentive Investment Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is additional information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available from plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  Baxter International Inc. and Subsidiaries
                                                          Incentive Investment Plan

                                      Statement of Net Assets Available for Benefits with Fund Information
                                                               As of December 31, 1996

                                                                         Fund
                 _________________________________________________________________________________________________
                                  Baxter
                      Stable      Common                   General     Allegiance   S&P 500        Daily
ASSETS                Income      Stock      Composite     Equity       Stock     Flagship Fund    EAFE       Loan         Total
------                -------     ------     ---------    ----------   ---------  -------------    ------     ----         -----


Investments,
 at fair value:

  Cash and cash
   equivalents      $9,128,614  $2,795,702 $  9,267,521  $11,117,827     $516,207         -        -           -        $ 32,825,871
  Common stock           -      85,583,564  126,630,114  169,719,322   10,569,878         -        -           -         392,502,878
  Fixed income
   securities            -           -       37,048,567    7,075,801       -              -        -           -          44,124,368
  Commingled fund        -           -           -            -            -        $48,130,052  $9,280,569     -         57,410,621
  Participant loans      -           -           -            -            -              -        -        $30,733,352   30,733,352
                    ----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------
                     9,128,614  88,379,266  172,946,202  187,912,950   11,086,085    48,130,052   9,280,569  30,733,352  557,597,090
                    ----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------


Guaranteed
 investment
 contracts,
 at cost plus
 accrued interest  403,850,382       -           -            -            -              -        -           -         403,850,382
                   -----------  ----------  -----------  -----------   ----------    ----------   ---------  ----------  -----------
                   412,978,996  88,379,266  172,946,202  187,912,950   11,086,085    48,130,052   9,280,569  30,733,352  961,447,472
                   -----------  ----------  -----------  -----------   ----------    ----------   ---------  ----------  ----------
Receivables:
 Dividend and
  interest              40,327     635,494      852,503      411,074       40,971          -        -           -          1,980,369
 Due from brokers
  for securities sold    -           -          209,945      281,371       36,195          -        -           -            527,511
                   -----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------
                   413,019,323  89,014,760  174,008,650  188,605,395   11,163,251    48,130,052   9,280,569  30,733,352  963,955,352
                   -----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------
LIABILITIES
-----------

Accounts payable     1,648,013       -          244,475      346,742        -            12,834       7,903     -          2,259,967
Due to brokers for
 securities purchased    -           -          496,923      665,982        -              -        -           -          1,162,905
                   -----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------

Net assets
 available for
 benefits         $411,371,310 $89,014,760 $173,267,252 $187,592,671  $11,163,251   $48,117,218  $9,272,666 $30,733,352 $960,532,480
                   -----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------
                   -----------  ----------  -----------  -----------   ----------   -----------  ---------- -----------  -----------

                                       The accompanying notes are an intergral part of these financial statements.

                                                                   -2-


                                           Baxter International Inc. and Subsidiaries
                                                      Incentive Investment Plan

                                Statement of Net Assets Available for Benefits with Fund Information
                                                        As of December 31, 1995


                                                                               Fund
                  -------------------------------------------------------------------------------------------------
                                                                                   S&P 500
                     Stable       Baxter                   General     Caremark    Flagship
ASSETS               Income    Common Stock   Composite     Equity       Stock       Fund     Daily EAFE    Loan          Total
------            ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------

Investments,
 at fair value:
Cash and cash
 equivalents        $9,726,210   $2,154,159  $13,758,150  $15,075,714      --          --         --         --         $40,714,233
Common stock            --      115,139,877  151,459,373  189,435,007      --          --         --         --         456,034,257
Fixed income
 securities             --          --        47,760,314    6,342,110      --          --         --         --          54,102,424
Commingled fund          --          --           --           --           --     $28,811,720 $5,950,250    --          34,761,970
Participant loans       --          --           --           --           --          --         --     $43,132,347     43,132,347
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
                     9,726,210  117,294,036  212,977,837  210,852,831      --      28,811,720  5,950,250  43,132,347    628,745,231
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
Guaranteed investment
 contracts, at
 cost plus accrued
 interest          505,840,508       --          --            --          --          --         --         --         505,840,508

                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
                   515,566,718  117,294,036  212,977,837  210,852,831      --      28,811,720  5,950,250 43,132,347   1,134,585,739
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------

Receivables:
Dividend and
  interest           9,691,002      821,788      979,270      514,760      --         --          --          --         12,006,820
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
                   525,257,720  118,115,824  213,957,107  211,367,591      --      28,811,720  5,950,250  43,132,347  1,146,592,559
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
LIABILITIES
-----------
Accounts payable       635,580       94,698      294,439      306,454      --          23,758      5,869      --          1,360,798
Due to brokers
 for securities
  purchased             --          --           655,446      819,642      --         --          --          --          1,475,088
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
Net assets
 available
  for benefits    $524,622,140 $118,021,126 $213,007,222 $210,241,495      --     $28,787,962 $5,944,381 $43,132,347 $1,143,756,673
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------
                  ------------ ------------ ------------ ------------ ----------- ----------- ---------- ----------- --------------

                                 The accompanying notes are an integral part of these financial statements.

                                                          -3-


                                               Baxter International Inc. and Subsidiaries
                                                       Incentive Investment Plan

                          Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                 For the year ended December 31, 1996


                                                                 Fund
            ---------------------------------------------------------------------------------------------------------
                                                                                   S&P 500
                 Stable         Baxter                    General    Allegiance    Flagship
                 Income     Common Stock   Composite       Equity       Stock        Fund    Daily EAFE     Loan           Total
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Additions to
  net assets attributed to:

Investment
  income:

 Interest     $33,958,845      $102,622     $4,014,081    $1,514,701     $ 6,451      $2,278       $694   $3,952,088     $43,551,760
 Dividends           --       2,889,156      2,612,632     3,200,197      38,652       --         --          --           8,740,637
 Net appreciation
 (depreciation)
 in  fair value
 of assets        (18,000)  (19,034,110)    20,213,479    29,160,527  11,251,301   6,880,137    359,585       --          48,812,919
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
               33,940,845   (16,042,332)    26,840,192    33,875,425  11,296,404   6,882,415    360,279    3,952,088     101,105,316
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------


Contributions:
 Loan repayment 8,958,416     4,184,487      3,190,237     1,066,684      --         703,512    121,749  (18,225,085)          --
 Employer
 contribution   8,362,213     5,450,393      4,970,296     1,129,326      --       1,310,452    301,668       --          21,524,348
 Employee
 contributions 18,304,100     2,604,822      8,746,406    14,510,088      --       4,400,661  1,042,372       --          49,608,449
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
               35,624,729    12,239,702     16,906,939    16,706,098      --       6,414,625  1,465,789  (18,225,085)     71,132,797
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------

Total
 additions     69,565,574    (3,802,630)    43,747,131    50,581,523  11,296,404  13,297,040  1,826,068  (14,272,997)    172,238,113
            ------------------------------------------------------------------------------------------------------------------------


Deductions from
 net assets attributed to:

Benefits
 paid          42,989,870     6,223,522    11,557,822    16,685,269      155,668   2,492,141   758,885     1,981,730      82,844,907
Loans issued   10,798,524     5,340,510     4,169,569     1,872,314       47,439     875,094   126,102   (23,229,552)        --
Plan expenses   2,561,596       235,584       973,998     1,104,861        2,717      91,280    28,086        --           4,998,122
Transfer
 to/from
 other plans,
 net           98,886,872    21,682,677    61,311,506    47,340,204       --      15,511,724  3,343,106   19,543,188     267,619,277
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Total
 deductions   155,236,862    33,482,293    78,012,895    67,002,648      205,824  18,970,239  4,256,179   (1,704,634)    355,462,306
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Interfund
 transfers    (27,579,542)    8,278,557    (5,474,206)   (6,227,699)      72,671  25,002,455  5,758,396      169,368        --
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Net increase
 (decrease) ($113,250,830) ($29,006,366) ($39,739,970) ($22,648,824) $11,163,251 $19,329,256 $3,328,285 ($12,398,995) ($183,224,193)
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------

                             The accompanying notes are an integral part of these financial statements.

                                                      -4-



                                           Baxter International Inc. and Subsidiaries
                                                     Incentive Investment Plan

                         Statement of Changes in Net Assets Available for Benefits with Fund Information
                                                For the year ended December 31, 1995


                                                                 Fund
            ---------------------------------------------------------------------------------------------------------
                                                                                   S&P 500
                 Stable         Baxter                    General     Caremark    Flagship
                 Income     Common Stock   Composite       Equity       Stock        Fund    Daily EAFE     Loan           Total
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Additions to
 net assets attributed to:

Investment
 income:

 Interest     $37,816,664       $221,654   $4,156,234    $1,111,197       --          --          --           --        $43,305,749
 Dividends         --          3,036,662    3,044,260     3,720,761       --          --          --           --          9,801,683
 Net appreciation
 (depreciation)
 in fair value
 of assets         --         37,341,017   45,713,741    50,857,408       --      $2,438,385   $249,817        --        136,600,368
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
               37,816,664     40,599,333   52,914,235    55,689,366       --       2,438,385    249,817        --        189,707,800
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------

Contributions:
 Loan
 repayment      5,561,103      2,335,493    1,813,235       487,673       --          95,063     31,483  ($10,324,050)       --
 Employer
 contribution  11,630,681      5,664,344    6,707,655       278,370       --         273,603     93,127        --         24,647,780
 Employee
 contributions 25,521,420        816,327    9,531,512    15,905,384       --       1,123,585    418,264        --         53,316,492
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
               42,713,204      8,816,164   18,052,402    16,671,427       --       1,492,251    542,874   (10,324,050)    77,964,272
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Total
 additions     80,529,868     49,415,497   70,966,637    72,360,793       --       3,930,636    792,691   (10,324,050)   267,672,072
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------

Deductions from
 net assets attributed to:

Benefits
 paid          31,063,856      4,787,506   10,473,218     9,601,009       --         350,094     19,900        --         56,295,583
Loans
 issued        19,626,534      7,012,591    4,547,161       904,506       --         101,304     --       (32,192,096)       --
Plan
 expenses       2,348,814        317,671    1,708,954       945,786       --          44,632     12,056        --          5,377,913
Transfer to
 other plans   32,459,623      5,889,624   20,416,688    15,196,206       --          --         --         2,581,942     76,544,083
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Total
 deductions    85,498,827     18,007,392   37,146,021    26,647,507       --         496,030     31,956   (29,610,154)   138,217,579
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Interfund
 transfers    (22,247,909)     6,657,077  (11,695,962)   (3,174,728)   ($75,480)  25,353,356  5,183,646        --           --
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
Net increase
 (decrease)  ($27,216,868)   $38,065,182   $22,124,654   $42,538,558   ($75,480) $28,787,962 $5,944,381   $19,286,104   $129,454,493
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------
            -------------- ------------- ------------- ------------- ----------- ----------- ---------- ------------- --------------

                             The accompanying notes are an integral part of these financial statements.

                                                -5-


                      BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                              INCENTIVE INVESTMENT PLAN

                            NOTES TO FINANCIAL STATEMENTS


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN

The following brief description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is a contributory defined contribution plan covering substantially all U.S. employees of Baxter International Inc. ("Baxter"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions up to 12% of their eligible annual compensation within certain limitations. The Plan sponsor matches contributions of their respective employees up to a maximum of 3% of compensation. Participant contributions are fully vested at all times. Matching contributions made by the Plan sponsors vest over five years with annual increases of 20%.

Upon enrollment in the Plan, a participant may direct contributions in any of six investment options: Stable Income, Baxter Common Stock, Composite, General Equity, S&P 500 Flagship and Daily EAFE. The Allegiance Common Stock fund was added in 1996 to allow participants to receive a stock dividend that consisted of one Allegiance Healthcare Corporation ("Allegiance") share for every five shares of Baxter stock owned as of September 26, 1996. Participants are not able to make contributions to this fund.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred. Plan investments, other than guaranteed insurance contracts, are stated at estimated fair value determined as follows:

Short term investments                 Value based on cost

U.S. government and government         Value based on the last reported
 agency issues                         sale price from a national security
                                       exchange on the valuation date

Corporate and other bonds              Value based on the last reported
                                       sale price from a national security
                                       exchange on the valuation date
Common Stock:
  Traded on national exchanges         Value based on composite pricing of all
                                       national closing sales prices
                                       on the valuation date

  Traded on over-the-counter           Value based on last reported sale price
   market                              defaulting to bid quotations

Commingled Investments                 Value based on closing prices
                                       of the underlying securities on
                                       the valuation date

Guaranteed Investment Contracts        Value based on cost plus accrued
                                       interest

Loan Fund                              Participant note receivables are valued
                                       at cost which approximates fair value.

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation in the fair value of the plan's investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Employee contributions and matching contributions are recorded in the period in which they are earned by participants.

Accounts receivable from or payable to broker consists of the net cash value of security trades which settled after December 31, 1996 and December 31, 1995 with various brokers.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

NOTE 3 - ELIGIBILITY REQUIREMENTS

Employees become eligible to participate in the Plan as of the first day of the month following one calendar month of employment. Eligible employees are those who meet the following requirements:

    1. U.S. employees of Baxter or its subsidiaries which have adopted the Plan.

    2. The employee is not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

    3.    The employee is not a leased employee.

NOTE 4 - ADMINISTRATION OF THE PLAN

State Street Bank and Trust Company serves as trustee for the Plan under an agreement dated September 1, 1991.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

All investment manager, trustee and administrative fees incurred in the administration of the Plan were paid for from the assets of the Plan.

NOTE 5 - INVESTMENTS

Investments representing five percent or more of the Plan's assets at December 31, 1996 and 1995 are summarized as follows:

                                                December 31, 1996                December 31, 1995
                                            -------------------------         -----------------------
                                                Fair                             Fair
                                                Value           Cost             Value       Cost
                                            ------------        ----          -----------    ----
Baxter Common Stock, 2,087,404 shares and
  2,749,609 shares at December 31, 1996 and
  and 1995, respectively                       $85,583,564    $50,620,588    $115,139,877   $52,116,349
S&P 500 Flagship                                48,130,052     40,095,685      28,811,720    26,405,326
Bernstein Managed GIC                           77,670,225     77,670,225     103,646,260   103,646,260
Loomis Managed GIC                              78,783,217     78,783,217     105,295,273   105,295,273
PIMCO Managed GIC                               48,545,046     48,545,046         --            --

Investments are segregated into various investment funds as follows:

                                                  December 31, 1996                 December 31, 1995
                                                  -----------------                 -----------------
                                                Fair                             Fair
                                                Value           Cost             Value       Cost
                                            ------------        ----          -----------    ----

Stable Income Fund                          $412,978,996       $412,978,996  $  515,566,718   $515,566,718
Baxter Common Stock Fund                      88,379,266         53,416,290     117,294,036     54,270,508
Composite Fund                               172,946,202        139,647,020     212,977,837    177,530,631
General Equity Fund                          187,912,950        143,546,464     210,852,831    168,636,687
Allegiance Stock Fund                         11,086,085          1,192,176         --             --
S&P 500 Flagship Fund                         48,130,052         40,095,685      28,811,720     26,405,326
Daily EAFE Fund                                9,280,569          8,817,304       5,950,250      5,693,851
Loan Fund                                     30,733,352         30,733,352      43,132,347     43,132,347
                                            ------------       ------------  --------------   ------------
                                            $961,447,472       $830,427,287  $1,134,585,739   $991,236,068
                                            ------------       ------------  --------------   ------------
                                            ------------       ------------  --------------   ------------

                                                                     -8-

During 1996 and 1995, the change in unrealized appreciation/(depreciation) of the investments was $60,942,050 and $107,886,664, respectively. The realized gain/(loss) of sale of investments during 1996 and 1995 was ($12,129,131) and $28,713,704, respectively.

The net appreciation/(depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

                                                                  Year Ended December 31,
                                                             -------------------------------
                                                                 1996                1995
                                                                 ----                ----

U.S. government and government
 agency issues                                               ($  1,894,708)     $  4,049,421
Corporate and other bonds                                         (595,024)        1,744,212
Commingled investments                                           7,239,722         2,688,202
Common stock                                                    44,062,929       128,118,533
                                                              ------------      ------------
                                                              $ 48,812,919      $136,600,368
                                                              ------------      ------------
                                                              ------------      ------------

NOTE 6 - TRANSFER OF ASSETS

During 1996, net assets of $279,190,957 associated with participants of Allegiance were transferred from the Plan to the Allegiance Corporation Retirement Plan due to the spin-off of Allegiance. Also during 1996, net assets of $5,242,326 and $6,329,354 were transferred into the plan from the Clintec 401(k) Savings Plan and PSICOR, Inc. Employee Stock Ownership Plan and Trust, respectively.

During 1995, net assets of $76,644,083 associated with participants of Dade International, Inc. ("Dade") were transferred from the Plan to the Dade International, Inc. Savings Investment Plan due to the sale of Dade.

NOTE 7 - DISTRIBUTION PRIORITIES UPON TERMINATION OF THE PLAN

Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.

NOTE 8 - TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated March 29, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and currently being operated in compliance with applicable requirements of the IRC.

NOTE 9 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1996 and 1995, the Plan held units of participation in certain common/collective trust funds and short term investment funds of State Street Bank and Trust Company, the Plan Trustee, and held shares of Baxter Common Stock, the Plan Sponsor. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                            Schedule I
Item 27a Form 5500 - Schedule of Assets Held for                     Page 1 of 6
  Investment Purposes
December 31, 1996


    IDENTITY OF                           DESCRIPTION OF           SHARES, UNITS,          COST OF              CURRENT
       ISSUE                                INVESTMENT            PRINCIPAL AMOUNT         ASSET                VALUE
    -----------                           --------------          ----------------        -------              -------
Cash & cash equivalents

* State Street Bank
  and Trust Co.                        Short Term Inv. Fund          32,825,871         $32,825,871         $32,825,871
                                                                                        -----------         -----------

Common stocks

  Partnerre Limited                                                      72,800          $1,485,815          $2,475,200
  AMR Corp. Del.                                                          9,900             741,530             872,438
  AT&T Corp.                                                             34,000           1,409,446           1,479,000
  Aetna Inc.                                                             50,000           2,519,423           4,000,000
  Ahmanson H.F & Co.                                                     36,400             666,659           1,183,000
  Airtouch Commun. Inc.                                                  86,800           2,607,675           2,191,700
  Albany Int'l. Corp.                  New Class A                       53,000           1,087,210           1,225,625
  Alcan Alum. Ltd.                                                      100,900           2,155,174           3,392,763
  Allegiance Corp.                                                      382,620             675,969          10,569,878
  Allmerica Finl. Corp.                                                  30,100             632,100           1,008,350
  Allstate Corp.                                                         57,200           1,502,235           3,310,450
  Alumax Inc.                                                            26,200             804,340             874,425
  Aluminum Co. Amer.                                                     15,300             891,284             975,375
  AMBAC Inc.                                                             18,000             726,060           1,194,750
  Amerada Hess Corp.                                                     30,100           1,582,896           1,742,038
  American Elec. PWR Inc.                                                50,700           2,032,942           2,085,038
  American Gen. Corp.                                                    29,400           1,067,357           1,201,725
  Amgen Inc.                                                             29,500           1,458,795           1,604,063
  Amphenol Corp.                       CL A                             114,500           2,359,305           2,547,625
  Analog Devices Inc.                                                    22,000             573,408             745,250
  Anheuser Busch Cos Inc.                                                28,200             693,573           1,128,000
  Apache Med Sys Inc.                                                     3,900              46,800              41,681
  Apria Healthcare Group Inc.                                            88,600           1,585,837           1,661,250
  Applied Materials Inc.                                                 33,300             738,001           1,196,719
  Atmel Corp.                                                            39,900             990,004           1,321,688
  Avnet Inc.                                                             20,000           1,017,934           1,165,000
  BCE Inc.                                                               42,000           1,439,024           2,005,500
  Banc One Corp.                                                         42,300           1,194,991           1,818,900
  Bard CR Inc.                                                            3,000              74,573              84,000
* Baxter Int'l. Inc.                                                  2,087,404          50,620,588          85,583,564
  Beverly Enterprises Inc.                                              173,500           1,881,982           2,212,125
  Biogen Inc.                                                            50,600           1,415,388           1,960,750
  Birmingham Stl. Corp.                                                  54,600             959,959           1,037,400
  Boeing Co.                                                             13,900             927,547           1,478,613
  Borg Warner Auto. Inc.                                                 41,500           1,409,516           1,597,750
  Browning Ferris Inds. Inc.                                             33,500           1,013,960             879,375
  Brunswick Corp.                                                        64,700           1,017,961           1,552,800
  Cigna Corp.                                                            30,000           1,681,628           4,098,750
  CVS Corp.                                                              30,700           1,201,856           1,270,213
  Canadian Pac Ltd. New                                                 172,500           2,934,286           4,571,250


* Party-in-Interest

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                           Schedule I
Item 27a Form 5500 - Schedule of Assets Held for                    Page 2 of 6
 Investment Purposes
December 31, 1996


    IDENTITY OF                           DESCRIPTION OF           SHARES, UNITS,         COST OF              CURRENT
       ISSUE                                INVESTMENT            PRINCIPAL AMOUNT         ASSET                VALUE
    -----------                           --------------          ----------------        -------              -------


  Carnival Corp.                           CL A                          38,000           1,037,589           1,254,000
  Centex Corp.                                                           18,100             524,955             681,013
  Chase Manhattan Corp. New                                              17,300             528,799           1,544,025
  Chevron Corp.                                                           9,700             413,644             630,500
  Chubb Corp.                                                            37,200           1,667,146           1,999,500
  Cincinnati Bell Inc.                                                   24,600           1,234,612           1,515,975
  Cisco Sys. Inc.                                                        71,500           1,026,408           4,549,188
  Columbia/HCA Healthcare Corp.                                          56,700           1,984,355           2,310,525
  Compaq Computer Corp.                                                  92,800           3,749,140           6,890,400
  Compuware Corp.                                                        56,000           1,447,500           2,807,000
  Consolidated Stores Corp.                                              34,875           1,158,296           1,120,359
  Cox Communication Inc.                   New Class A                  104,000           1,839,102           2,405,000
  Cummins Engine Inc.                                                    35,500           1,417,479           1,633,000
  Dean Witter Discover & Co.                                             33,600           1,777,800           2,226,000
  Delta Air Lines Inc. De                                                16,700           1,004,759           1,183,613
  De Luxe Corp.                                                          17,200             581,269             563,300
  Department 56 Inc.                                                     34,000             739,459             841,500
  Dillard Dept. Stores Inc.                                              17,800             561,561             549,575
  Dole Food Inc.                                                         28,600           1,182,592             968,825
  Dow Jones & Co. Inc.                                                   22,100             739,287             748,638
  EMC Corp. Mass                                                         23,600             439,691             781,750
  Echlin Inc.                                                            24,500             767,401             774,813
  Electronic Data Sys Corp. New                                          17,400             825,690             752,550
  Enron Corp.                                                            54,100           1,711,043           2,333,063
  FMC Corp.                                                              16,000             912,335           1,122,000
  Federal Express Corp.                                                  55,400           1,162,097           2,465,300
  Federal Home Ln Mtg. Corp.                                             16,000             892,436           1,762,000
  Federal Nat'l. Mtg. Assn                                              276,100           5,916,646          10,284,725
  First Data Corp.                                                       75,000           2,073,431           2,737,500
  First USA Inc.                                                         61,000           1,551,126           2,112,125
  Fleet Finl Group Inc.                                                  36,400             811,328           1,815,450
  Fleming Cos Inc.                                                       17,800             568,672             307,050
  Fluor Corp.                                                            42,500           2,143,887           2,666,875
  Ford Mtr. Co. Del.                                                    100,200           2,316,607           3,193,875
  Foundation Health Corp.                                                21,200             658,077             673,100
  Foundation Health Sys. Inc.                                           132,100           3,424,348           3,269,475
  Fruit of the Loom Inc.                                                 35,200             889,239           1,333,200
  Gateway 2000 Inc.                                                      30,200           1,040,807           1,617,588
  General Mtrs. Corp.                                                    20,500           1,137,499           1,153,125
  Golden West Finl Corp. Del.                                            15,700             646,179             991,063
  Goodrich BF Co.                                                        47,600           1,461,901           1,927,800
  Guidant Corp.                                                          13,600             570,316             775,200
  Harrahs Entmt. Inc.                                                    47,700           1,050,124             948,038
  Hasbro Inc.                                                            56,000           1,902,220           2,177,000
  Helig Meyers Co.                                                      132,900           2,001,112           2,159,625
  Home Depot                                                             38,033           1,605,918           1,906,404
  Illinois Tool Works Inc.                                               24,300           1,652,095           1,940,963


Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                            Schedule I
Item 27a Form 5500 - Schedule of Assets Held for                     Page 3 of 6
 Investment Purposes
December 31, 1996


    IDENTITY OF                           DESCRIPTION OF           SHARES, UNITS,          COST OF              CURRENT
       ISSUE                                INVESTMENT            PRINCIPAL AMOUNT         ASSET                VALUE
    -----------                           --------------          ----------------        -------              -------


  Integrated Health Svcs. Inc.                                           65,800           1,543,198           1,603,875
  Intel Corp.                                                            17,600             681,658           2,304,500
  Int'l. Business Machines                                               56,200           6,040,658           8,486,200
  Interstate Bakeries Corp.                                              24,500             380,829           1,203,563
  John Alden Finl Corp.                                                 116,500           2,319,986           2,155,250
  Kaufman & Broad Home Corp.                                            110,000           1,397,012           1,416,250
  Komag Inc.                                                             14,400             400,566             390,600
  Learning Co. Inc.                                                      28,200             583,551             405,375
  Leggett & Platt Inc.                                                   38,300           1,005,604           1,326,138
  Limited Inc.                                                           41,700             776,664             766,238
  Lincoln Nat'l. Corp. IN                                                 6,800             281,710             357,000
  Linear Technology Corp.                                                16,800             591,709             737,100
  Loews Corp.                                                            35,500           2,011,356           3,345,875
  Lubrizol Corp.                                                         40,700           1,169,895           1,261,700
  MBIA Inc.                            Rts Call thru 12/12/01            48,600           3,027,584           4,920,750
  MCI Communications Corp.                                              159,300           4,051,864           5,207,119
  Magna Int'l. Inc.                    Class A                           40,300           1,523,758           2,246,725
  Manpower Inc. WIS                                                      53,100           1,514,920           1,725,750
  Mapco Inc.                                                             29,600             857,498           1,006,400
  Marriot Int'l. Inc.                                                    34,100           1,672,098           1,884,025
  Masco Corp.                                                            37,800             852,768           1,360,800
  Maytag Corp.                                                           31,400             607,060             620,150
  Mellon BK Corp.                                                        39,900           1,432,820           2,832,900
  Merck & Co. Inc.                                                       40,200           1,612,096           3,185,850
  Mercury Fin Co.                                                        50,400             613,015             617,400
  Meredith Corp.                                                         23,000           1,129,735           1,213,250
  Meyer Fred Inc. Del.                                                   51,100           1,706,556           1,814,050
  Mobil Corp.                                                             8,000             648,567             978,000
  Nationsbank Corp.                                                      34,500           1,874,572           3,372,375
  Nellcor Puritan Bennett Inc.                                           29,300             577,796             640,938
  New England Elec Sys                                                   16,800             547,512             585,900
  Newell Co.                                                             38,800           1,159,228           1,222,200
  Old Rep Int'l. Corp.                                                   26,300             388,183             703,525
  Outboard Marine Corp.                                                   3,700              93,765              61,050
  Owens Corning                                                          28,900           1,135,574           1,231,863
  PG&E Corp.                                                             11,200             224,476             235,200
  PNC BK Corp.                                                           28,500             708,065           1,072,313
  PP&L Res Inc.                                                          24,850             574,035             571,550
  Pacific Telesis Group                                                  32,800             879,196           1,205,400
  Pacificorp                                                             21,600             446,608             442,800
  Penney JC Inc.                                                         40,030           2,009,731           1,951,463
  Perkin Elmer Corp..                                                    20,100           1,136,956           1,183,388
  Pharmacia & Upjohn Inc.                                                18,000             682,193             713,250
  Philip Morris Cos Inc.                                                 93,200           5,710,936          10,496,650
  Polaris Inds Inc.                                                      53,500           1,343,647           1,270,625
  Praxair Inc.                                                           33,300             804,316           1,535,963
  Puget Sound Pwr & Lt. Co.            Rts Call thru 1/25/01             20,400             404,697             489,600
  Quantum Corp.                                                          21,400             617,937             612,575

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                            Schedule I
Item 27a Form 5500 - Schedule of Assets Held for                     Page 4 of 6
 Investment Purposes
December 31, 1996



    IDENTITY OF                           DESCRIPTION OF           SHARES, UNITS,          COST OF              CURRENT
       ISSUE                                INVESTMENT            PRINCIPAL AMOUNT         ASSET                VALUE
    -----------                           --------------          ----------------        -------              -------


  RJR Nabisco Hldgs Corp.                                               103,700           3,090,336           3,525,800
  Republic NY Corp.                                                      36,915           1,474,949           3,013,187
  Reynolds Metals Co.                                                     5,214             269,535             293,939
  Royal Dutch Pete Co.                 NY Registry Sh Par Nlg5           15,300           1,679,678           2,612,475
  Ryder Sys Inc.                                                         63,500           1,714,716           1,785,938
  Sabre Group Hldgs Inc.               Class A                            6,500             175,500             181,188
  St Paul Cos Inc.                                                       38,200           2,040,303           2,239,475
  Scientific Atlanta Inc.                                                80,600           1,436,198           1,209,000
  Seagate Technology                                                     90,200           2,305,588           3,562,900
  Shaw Inds Inc.                                                        149,900           2,207,346           1,761,325
  Silicon Graphics Inc.                                                  68,400           1,404,085           1,744,200
  Smithkline Beecham P L C             Adr Ord A                         63,600           1,791,108           4,324,800
  Solectron Corp.                                                        46,000           1,127,435           2,455,250
  Southwest Airls Co.                                                    82,900           1,891,121           1,834,163
  Sprint Corp.                                                           25,700             683,241           1,024,788
  Sun Microsystems Inc.                                                  51,800             647,500           1,330,613
  Supervalu Inc.                                                         25,500             802,557             723,563
  Tele Communications Inc. New         Liberty Media Group Ser A         70,125           1,788,234           2,002,945
  Texaco Inc.                                                            13,500             827,686           1,324,688
  Texas Instrs. Inc.                                                     20,000             994,186           1,275,000
  3Com Corp.                                                             27,300           1,026,518           2,003,138
  Transcanada Pipelines Ltd.                                              2,500              31,699              43,750
  Ust Inc.                             Com Usdo.50                       46,300           1,494,762           1,498,963
  Union Carbide Corp.                                                    30,167           1,346,213           1,233,076
  Union Tex Pete Hldgs. Inc.                                            100,100           2,006,046           2,239,738
  United Healthcare Corp.                                                63,900           2,991,224           2,875,500
  USLife Corp.                                                           15,100             397,032             502,075
  V F Corp.                                                              13,900             630,237             938,250
  Value Health Inc.                                                      67,200           1,567,645           1,310,400
  Wal Mart Stores Inc.                                                   68,000           1,622,508           1,555,500
  Westcoast Energy Inc.                                                 116,000           1,666,066           1,943,000
  Worldcom Inc. GA                                                       54,300           1,189,799           1,415,176
                                                                                       ------------        ------------
                                                                                       $270,648,217        $392,502,878
                                                                                       ------------        ------------
Fixed Income:

  Federal Home Ln                      Ser 1229 CL 1229 J               250,000            $248,164            $259,765
  Federal Home Ln                      Ser 1308 CL 1308 J               350,000             353,008             381,063
  Federal Home Ln                                                       274,144             278,213             280,055
  Federal Home Ln                                                       234,546             238,944             231,907
  Federal Home Ln                                                       400,760             405,519             396,251
  Federal Home Ln                                                       154,697             155,325             160,352
  Federal Nat'l. Mtg. Assn Remic       Remic TR 1992 47 CL J            250,000             246,475             260,155
  Federal Nat'l. Mtg. Assn Remic       Remic TR 1992 152 CL 152 M       350,000             351,750             368,375
  Federal Nat'l. Mtg. Assn Remic       Remic TR 1993 47C                350,000             353,938             345,076
  FNMA Pool                                                               1,736               1,721               1,805
  FNMA Pool                                                              23,021              22,820              23,939
  FNMA Pool                                                              21,929              21,737              22,780

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                            Schedule I
Item 27a Form 5500 - Schedule of Assets Held for                     Page 5 of 6
 Investment Purposes
December 31, 1996



    IDENTITY OF                           DESCRIPTION OF           SHARES, UNITS,          COST OF              CURRENT
       ISSUE                                INVESTMENT            PRINCIPAL AMOUNT         ASSET                VALUE
    -----------                           --------------          ----------------        -------              -------

  FNMA Pool                                                             563,724             568,921             557,292
  FNMA Pool                                                             628,023             632,537             616,637
  FNMA Pool                                                              57,306              56,688              60,887
  FNMA Pool                                                             103,785             103,801             108,471
  FNMA Pool                                                             466,585             470,012             448,057
  FNMA Pool                                                             979,127           1,001,464             961,376
  FNMA Pool                                                             143,091             146,355             140,497
  FNMA Pool                                                             264,556             262,654             268,937
  FNMA Pool                                                             482,478             490,469             496,798
  GNMA Pool                                                             320,652             317,446             315,041
  GNMA Pool                                                               2,272               2,285               2,599
  U.S. Treasury Bonds                  7.25PCT BND 15Aug22            5,100,000           5,511,330           5,394,831
  U.S. Treasury Notes                  7.5PCT 15Nov01                 2,025,000           2,086,959           2,131,637
  U.S. Treasury Notes                  5.875PCT  2/15/2004              350,000             342,158             340,757
  U.S. Treasury Notes                  6.5PCT  4/30/1999              3,100,000           3,155,680           3,137,789
  U.S. Treasury Notes                  7.25PCT 5/15/2004             10,360,000          10,169,200          10,900,688
  U.S. Treasury Notes                  6.25PCT  5/31/2000             2,975,000           3,025,313           2,987,080
  U.S. Treasury Notes                  7.00PCT  7/15/2006             1,400,000           1,491,328           1,454,474
  Int'l. Business Machines                                              275,000             299,684             284,389
  Lehman Brothers Hldgs. Inc.          Tranche TR 00111                 275,000             275,000             279,920
  MBNA Master CR Card TR               Ser 1992 2A                      250,000             249,609             250,078
  Standard CR Card Master TR I         Ser 1993 CL 3 A                  225,000             224,674             222,397
  American Airlines                    CL A 1                           191,540             191,540             214,826
  AON Corp.                                                             275,000             263,368             277,024
  BCH Cayman Is. Ltd.                  Guar Sub NT                      350,000             346,224             331,748
  Caterpillar Inc.                                                      150,000             150,000             152,192
  Commonwealth Edison Co. MTN          Term Note TR 00021               275,000             273,092             289,402
  Discover Card MT 1                                                    350,000             349,388             360,388
  International Business Machs.                                         350,000             363,111             351,264
  Jet Equipment TR                     SR NT CL A 1995 B 144A           278,168             278,168             286,332
  La Quinta Inns Inc.                  SR NT                            275,000             268,604             269,187
  MBNA Master CR Card TR               Ser 1993 3 Asset Backe CTF       350,000             353,719             345,842
  Marriott Int'l. Inc.                 SR NT Ser A                      275,000             273,023             267,264
  Medpartners Inc.                     SR NT                            300,000             297,468             301,050
  Merry LD & Invt. Inc.                NT                               350,000             348,467             342,402
  Paine Webber Group Inc. MTN          MED TRM NTS                      275,000             275,000             277,822
  Peoples Bank Bridgeport CT           SUB NT                           350,000             348,789             342,181
  Praxair Inc.                         DEB                              375,000             375,000             394,358
  Railcar TR NO                        NO 1992 1 TR NT                  456,233             455,682             480,043
  Simon Debartolo Group LP             NT                               350,000             348,817             341,033
  Standard CR Card Master TR I                                          350,000             347,758             348,576
  Tele Communications Inc.                                              325,000             320,249             304,717
  360 Communications                   SR NT                            275,000             266,151             272,775
  Time Warner Entmt. Co. L P           SR DEB                           350,000             364,697             354,855
  Wells Fargo & Co.                                                     275,000             273,171             274,447

Baxter International Inc. and Subsidiaries
Incentive Investment Plan                                           Schedule I
Item 27a Form 5500 - Schedule of Assets Held for                    Page 6 of 6
 Investment Purposes
December 31, 1996


    IDENTITY OF                           DESCRIPTION OF           SHARES, UNITS,          COST OF              CURRENT
       ISSUE                                INVESTMENT            PRINCIPAL AMOUNT         ASSET                VALUE
    -----------                           --------------          ----------------        -------              -------


  World Finl. Network CR Card TR       ADCH Ser 96 CL A                 275,000             274,484             277,578
  Airlanes passthru trust              SER 1 CL C                       350,000             364,547             366,297
  Banc One Cr Card Mater TR            Asset Backed CTF SER 95 A CL     275,000             274,570             273,367
  FNBC 1993 A Pass Thru TR             Pass Thru CTF SER 1993 A         350,000             350,000             371,842
  Green Tree Finl Corp                 SER 1995 7 CL A5                 350,000             349,863             351,092
  Residential Accredit Ins Inc         MTG CTF SER 95 QS1 Cl A2         450,000             448,776             450,984
  United Air Lines                     Paa Thru CTF SER 1991 A1         428,484             428,114             467,360
  World Savings & Loan Assn.                                            275,000             273,455             293,965
                                                                                        -----------         -----------
                                                                                        $43,456,476         $44,124,368
                                                                                        -----------         -----------
Common/Collective Trusts:

* State Street Bank & Trust Co.        EAFE Daily Fund                  737,314          $8,817,304          $9,280,569
* State Streeet Bank & Trust Co.       Flagship S&P 500 Index Fund      403,086          40,095,685          48,130,052
                                                                                        -----------         -----------
                                                                                        $48,912,989         $57,410,621
                                                                                        -----------         -----------

* Participant Loans                                                   30,733,35         $30,733,352         $30,733,352
                                                                                        -----------         -----------

Guaranteed Investment Contracts:

  Aetna Life Ins.                                                    23,919,193         $23,919,193         $23,919,193
  Bernstein Managed GIC                                              77,670,225          77,670,225          77,670,225
  Brundage Managed GIC                                               41,196,845          41,196,845          41,196,845
  Deutsche Morgan Grenfell             GIC Wrapper                      994,015             994,015             994,015
  Loomis Managed GIC                                                 78,783,217          78,783,217          78,783,217
  Bankers Trust Co.                    GIC Wrapper                      689,191             689,191             689,191
  Met Life                             GAC 13807                     13,448,041          13,448,041          13,448,041
  New York Life                        GAC 06997                      8,965,674           8,965,674           8,965,674
  New York Life                        GA 06997 002                  13,392,340          13,392,340          13,392,340
  PIMCO Managed GIC                                                  48,545,046          48,545,046          48,545,046
  Provident Life & Acc. Inc. Co.                                      8,921,695           8,921,695           8,921,695
  Standish Ayer Wood                   Managed GIC                   45,977,244          45,977,244          45,977,244
  Standish Ayer Wood II                Managed GIC                   41,347,655          41,347,656          41,347,656
                                                                                       ------------        ------------
                                                                                       $403,850,382        $403,850,382
                                                                                       ------------        ------------
                                                                                       $830,427,287        $961,447,472
                                                                                       ------------        ------------
                                                                                       ------------        ------------


* Party-in-interest

                                                                                                                         Schedule II
                                        BAXTER INTERNATIONAL INC, AND SUBSIDIARIES
                                                 INCENTIVE INVESTMENT PLAN

                              SERIES OF TRANSACTIONS INVOLVING AN AMOUNT IN EXCESS OF FIVE
                                          PERCENT OF THE CURRENT VALUE OF ASSETS
                                 FOR THE YEAR ENDED DECEMBER 31, 1996 (Line 27d of Form 5500)

                     Description                                                                                Current
                      of asset                                                                                    Value         Net
Identity         (include interest                                                   Expense                   of Asset on     Gain
of Party         rate and maturity   Number of     Purchase      Selling   Lease   incurred with               Transaction      or
Involved          in case of loan)  Transactions    Price         Price    Rental   Transaction  Cost of asset    Date        (Loss)
-----------      -----------------  ------------  ------------  --------   ------  ------------ -------------- ------------   -----
State Street
 Bank and Trust   Short Term
 Company          Investment Fund        666      $330,287,935      --       --         --       $330,287,935  $330,287,935     --

State Street
 Bank and Trust   Short Term
 Company          Investment Fund        675           --      $338,150,663  --         --        338,150,663   338,150,663     --

PIMCO             Managed
                  GIC Fund                17        60,996,520      --        --        --         60,996,520    60,996,520     --


                                   SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
                                    INCENTIVE INVESTMENT PLAN
                                           (Name of Plan)


Date: June 26, 1997                 By: /s/ Brian P. Anderson
                                        __________________________
                                            Brian P. Anderson
                                            Corporate Vice President -
                                            Finance